Exhibit 99.77(i)


ITEM 77I - Terms of New or Amended Securities

(1) At the September 6, 2012 Board meeting, the Board of Trustees of ING Equity Trust approved the establishment of Class O shares on behalf of ING Large Cap Value Fund. Class O shares are sold without a sales charge and are not subject to a CDSC.